# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano-X Imaging Ltd., CIK 0001795251
CUSIP: M70700105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel (L3), 4970602
Date of event which requires filing of this statement: 10/31/2026
Amends the filing with accession number 0001178913-26-004909
Filed by CIK 0001846918
Persons authorized to receive notices and communications: Moshe Moalem, 8 Herzl Rosenblum Street, Tel Aviv, Israel (L3), 6937952, 0545884882

## Reporting persons
- Moalem Moshe (CIK 0001846918): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF), other (OO); sole voting power 6,557,157; shared voting power 0; sole dispositive power 6,557,157; shared dispositive power 0; aggregate amount beneficially owned 6,557,157 (8.33% of the class)
  Comment: The percentage of the class in Item 11, is based upon 78,747,008 Ordinary Shares outstanding as of October 28, 2026, as reported in the Issuer's Proxy Statement for its Annual General Meeting attached as Exhibit 99.1 to its Current Report on Form 6K filed with the Securities and Exchange Commission on October 28, 2026

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nano-X Imaging Ltd.
Address of issuer's principal executive offices: Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel (L3), 4970602
Comment: This Amendment No. 1 amends and supplements the statement on Schedule 13D filed by Moshe Moalem (the "Reporting Person") with the Securities and Exchange Commission on October 29, 2026 (the "Schedule 13D"), relating to the Ordinary Shares of Nano-X Imaging Ltd. (the "Issuer"). Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D. Except as expressly amended and supplemented below, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: Moshe Moalem
Residence or business address: 8, Herzl Rosenblum Street, Tel Aviv, Israel 6937952
Present principal occupation or employment:
Entrepreneur and Investor
8, Herzl Rosenblum Street, Tel Aviv, Israel 6937952
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: The Reporting Person is an Israeli citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Ordinary Shares beneficially owned by the Reporting Person were acquired prior to and following the Issuer's initial public offering, using personal funds or through other transactions. No additional Ordinary Shares were acquired in connection with the filing of this Schedule 13D. The percentage of the class in Item 11, is based upon 78,609,485 Ordinary Shares outstanding as of August 17, 2026, as reported in the Issuer's Proxy Statement for its Annual General Meeting attached as Exhibit 99.1 to its Current Report on Form 6K filed with the Securities and Exchange Commission on August 18, 2026

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person acquired the Ordinary Shares beneficially owned by him for investment purposes and intends to review his investment in the Issuer on a continuing basis.

On October 31, 2026, the Reporting Person submitted a request that additional matters be included on the agenda of the Issuer's special general meeting of shareholders scheduled for November 18, 2026 (the "Meeting"). The submission concerned proposed restrictions on substantial equity issuances, amendments relating to Board composition and the election of directors, separation of the Chairman and Chief Executive Officer roles, and the election of four director candidates.

A copy of the submission is filed as Exhibit 99.1

On November 11, 2026, the Reporting Person and the Issuer entered into a Board Nomination Agreement (the "Agreement"). Tanir Corporation ("Tanir"), a wholly owned and controlled company of the Reporting Person, executed the joinder to the Agreement for the limited purposes stated therein.

Pursuant to the Agreement, on November 11, 2026, Jonathan Samet was appointed as a Class I director for the remainder of the term expiring at the Issuer's 2027 annual general meeting, and Ariel Katz was appointed as a Class II director for the remainder of the term expiring at the Issuer's 2028 annual general meeting (collectively, the "Designees"). Erez Meltzer resigned as Chairman of the Board, and the Board elected Erez Alroy as Chairman. Mr. Meltzer continues to serve as Chief Executive Officer and a director.

Subject to applicable law, Nasdaq listing rules, eligibility and any required approvals, the Agreement provides for one Designee to serve on both the Audit Committee and the Compensation Committee. The Agreement also provides for customary arrangements for the Designees on terms no less favorable than those applicable to comparable non-executive directors. Subject to the Agreement's conditions, the Reporting Person may nominate a replacement if a Designee or replacement nominee ceases to serve before the end of the applicable original class term. The Issuer also agreed, subject to those conditions, to limit the number of serving directors to eight through the conclusion of the 2027 annual general meeting. The applicable conditions include ownership and voting thresholds, specified material breaches by the Reporting Person or a Shareholder Affiliate, and a change of control, as set out in the Agreement.

Upon effectiveness of both Designees' appointments, Mr. Meltzer's resignation as Chairman and Mr. Alroy's election as Chairman, the October 31 submission and all proposals, nominations and related requests made under it were automatically withdrawn pursuant to the Agreement.

Additionally, in connection with the Agreement, Erez Meltzer separately undertook to the Reporting Person, in his personal capacity as a director, that during the Standstill Period he would not appoint an alternate director to act in his place at a Board or committee meeting or discussion on a matter in which a personal interest prevents him from participating under the Israeli Companies Law, 5759-1999, including any matter concerning his employment or engagement with the Issuer to which that restriction applies. The undertaking does not bind the Issuer or constitute part of, or a condition to, the Agreement. The undertaking is filed as Exhibit 99.3 and incorporated herein by reference.

The Issuer agreed to issue revised proxy materials reflecting a proposal to increase its authorized share capital by 200,000,000 Ordinary Shares, to a total of 350,000,000 Ordinary Shares of NIS 0.01 par value each, before giving effect to any reverse share split. The Issuer also agreed to submit to shareholders a proposed amendment to Article 49 of its articles of association that, if approved, would generally require the affirmative votes of at least two-thirds of the directors then in office who are legally entitled to vote on a resolution to remove or replace a serving Chairman. Subject to the terms of the Agreement, the Reporting Person agreed to vote, and to cause the applicable Shareholder Affiliates, including Tanir, to vote, their shares in favor of the reverse share split and revised authorized capital proposals at the November Meeting and at any applicable subsequent meeting during the Standstill Period. The voting commitments and related obligations are described in Item 6.

The Reporting Person and the applicable Shareholder Affiliates are subject to the standstill and related covenants described in Item 6. Subject to those covenants and applicable law, the Reporting Person may continue to review his investment and engage in permitted private discussions with the Issuer, its management, directors and other shareholders, including discussions concerning the Issuer's strategy, financing, governance, Board composition and management. The Designees remain free to exercise their independent judgment and discharge their duties as directors. Except as described in this Item 4 and Item 6, the Reporting Person has no present plans or proposals relating to the matters described in Item 4(a) through (j) of Schedule 13D.

The foregoing description is qualified in its entirety by reference to the Agreement, including the Tanir joinder, filed as Exhibit 99.2 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns 6,557,157 Ordinary Shares, consisting of 5,560,426 Ordinary Shares held directly and 996,731 Ordinary Shares held by Tanir Corporation BVI ("Tanir"), a company wholly owned and controlled by the Reporting Person. The Reporting Person has sole voting and dispositive power over those Ordinary Shares.

The aggregate beneficial ownership represents approximately 8.33% of the outstanding Ordinary Shares, based on 78,747,008 Ordinary Shares outstanding as of October 28, 2026, as reported in the Issuer's proxy statement furnished as Exhibit 99.1 to its Report on Form 6-K on October 28, 2026.

This Amendment corrects the beneficial ownership reported in the Schedule 13D filed on October 29, 2026. The previously reported aggregate included approximately 118,256 Ordinary Shares calculated by reference to the Reporting Person's indirect economic interest, through Profiscope, and Nano-X Imaging PLC, a separate entity from the Issuer, in the Ordinary Shares of the Issuer. Following further review, those shares have been excluded because the Reporting Person has neither voting nor dispositive power over the underlying Ordinary Shares and has no right to acquire beneficial ownership of those shares within 60 days. The reduction in reported beneficial ownership reflects a correction of the prior reporting methodology and does not reflect a sale or other disposition by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: Neither the Reporting Person nor Tanir has effected any transactions in the Ordinary Shares since the filing of the Schedule 13D on October 29, 2026.
Other persons with the right to receive dividends or sale proceeds: Tanir, through its ownership of the 996,731 Ordinary Shares described above, has the right to receive dividends from, and proceeds from the sale of, those shares. Except as described herein, no other person is known to the Reporting Person to have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

Subject to the Agreement's conditions, the Reporting Person agreed to vote, and to cause the applicable Shareholder Affiliates to vote, all Ordinary Shares held by them or over which they have voting authority as of the applicable record date in favor of the reverse share split and revised authorized capital proposals described in Item 4. This commitment applies at the November Meeting and any adjournment or postponement thereof, and at any other general meeting during the Standstill Period at which either proposal or a substantially similar proposal is submitted to a vote. The Agreement provides exceptions if the proposed authorized capital increase exceeds the agreed limits or if the range of reverse split ratios is changed from the range in the October 28, 2026 proxy statement. The Reporting Person and the applicable Shareholder Affiliates are also subject to related voting-instruction, non-opposition and anti-evasion covenants. Tanir agreed directly to comply with the applicable voting, standstill and non-disparagement obligations under its joinder.

The standstill period began upon implementation of the appointments and resignation described in Item 4 and ends at the later of the conclusion of the Issuer's 2027 annual general meeting and 11:59 p.m. Israel time on November 11, 2027, subject to the earlier cessation or termination provisions of the Agreement (the "Standstill Period"). During that period, absent the Issuer's prior written consent as specified in the Agreement, the standstill restricts the Reporting Person and the applicable Shareholder Affiliates from specified acquisitions that would cause their aggregate interests to exceed 24.99% of the outstanding Ordinary Shares, and separately restricts tender or exchange offers, change-of-control proposals, proxy solicitations, position statements, director nominations and removal efforts, shareholder proposals and meeting requisitions, public campaigns, specified coordination or group activity, and public requests for waiver. The Agreement separately limits the voting of Ordinary Shares above the 24.99% threshold, including where the threshold is exceeded as a result of a reduction in the Issuer's outstanding shares.

The Agreement preserves specified private communications with the Issuer, its management, directors and other shareholders, subject to the express restrictions in the Agreement. It also preserves the Designees' exercise of independent judgment, required disclosures, communications with regulators and enforcement rights. The parties agreed to mutual non-disparagement and anti-circumvention covenants. Specified obligations of the Reporting Person are subject to cessation under Section 2(g) in connection with the Issuer's compliance with specified core obligations. Subject to the Agreement's conditions, replacement nomination rights may survive the end of the Standstill Period through the original term of the applicable class seat.

The foregoing description is qualified in its entirety by reference to the Agreement, including the Tanir joinder, filed as Exhibit 99.2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 -- Submission to the Issuer by the Reporting Person, dated October 31, 2026
Exhibit 99.2 -- Board Nomination Agreement between the Issuer, the Reporting Person and Tanir, dated November 11, 2026
Exhibit 99.3 - Meltzer Undertaking Letter, dated November 11, 2026

## Signatures
- Moalem Moshe: \s\ Moshe Moalem, Moshe Moalem (11/12/2026)